



BUILDING ON A STRONGER FOUNDATION

2013 ANNUAL REPORT

FIRST FINANCIAL BANKSHARES, INC.™

F  R
S T F
I N A
N C I
A L

Our goal is to always be there for our customers. Whether they're managing credit, buying a home, saving for retirement or any financial endeavor, we are ready to guide customers to smart decisions and to always put **You First.**



A LETTER TO OUR SHAREHOLDERS.

"We are building a stronger foundation from which to take this company to the next level."

– F. Scott Dueser, Chairman, President and CEO

LETTER TO SHAREHOLDERS

The title of this annual report, "Building On A Stronger Foundation," sums up our strategy for taking this company to the next level. Our goal is for First Financial Bankshares to become a $10 billion company within the next several years, so we need to have the structure and people in place that will support such growth while maintaining our community bank culture. Having begun the process in 2012, I am pleased with the progress we made last year.

Net income for 2013 grew 6.3 percent to $78.9 million from $74.2 million in 2012. Basic earnings per share rose to $2.48 from $2.36. This was the 27th consecutive year our company produced higher earnings, reflecting our steadfast commitment to serving our customers and rewarding our shareholders. Net interest income, our largest source of revenue, grew 11.4 percent to $172.3 million from $154.7 million. However, the persistence of extremely low interest rates continued to put pressure on our net interest margin, a key profitability metric that expresses net interest income as a percentage of average interest-earning assets. Our net interest margin for 2013 declined to 4.22 percent from 4.28 percent for 2012.

Noninterest income grew 8.5 percent to $62.1 million from $57.2 million in 2012. Noninterest expense rose 15.6 percent to $126.0 million from $109.0 million; part of that increase came from the acquisition and conversion expense related to the addition of Orange Savings Bank in May of 2013. (This acquisition is discussed below.)

The provision for loan losses increased 7.7 percent to $3.8 million from $3.5 million in 2012. The increase was primarily due to an upturn in net charge-offs, which grew to $3.6 million from $3.0 million.

We are proud that in 2013 we again outperformed our peer group of banks on several key financial metrics. Our return on average assets was 1.64 percent compared with 1.03 percent for our peers. Return on average equity was 13.75 percent versus our peers' 9.01 percent. Our net interest margin of 4.22 percent surpassed our peer group's 3.54 percent, and our efficiency ratio (expenses as a portion of revenues) of 50.19 percent beat our peer group's 65.92 percent.

Consolidated assets totaled $5.22 billion, an increase of 16.0 percent from $4.50 billion at the end of 2012. We achieved loan growth of 28.8 percent, which increased our net interest income. Loans at year-end totaled $2.69 billion versus $2.09 billion at the end of 2012. Deposits reached $4.14 billion, up 13.8 percent from $3.63 billion a year earlier. A large portion of the growth in loans (48.8 percent) and in deposits (76.8 percent) came from the Orange Savings Bank acquisition. Shareholders' equity at year-end was $587.6 million, up 5.5 percent from $557.0 million.

As it had in the preceding several years, our First Financial Trust & Asset Management subsidiary achieved strong growth during 2013. Total assets under management at year-end had a book value of $2.46 billion, a 10.4 percent increase from $2.23 billion at the end of 2012. During the year, the trust company's fee income increased 12.8 percent to $16.3 million from $14.5 million, and earnings after tax increased 18.5 percent to $6.1 million from $5.2 million in 2012. This was the third consecutive year that our trust company increased annual net earnings by almost a million dollars.

STRATEGIC INITIATIVES

The highlight of the year was the acquisition of Orange Savings Bank, which was completed on May 31, 2013. This acquisition expanded First Financial's banking operations into a 12th Texas region (Orange-Beaumont-Port Arthur). We now have 60 locations spanning the state from Hereford in the Panhandle to Orange in southeast Texas. First Financial acquired Orange Savings Bank for a combination purchase price of $39.2 million in cash and 420,000 shares of First Financial Bankshares common stock. As of the closing date, Orange Savings Bank had total assets of $455.1 million, total loans of $293.3 million, and total deposits of $386.0 million. Orange Savings Bank has been an excellent addition to our family. We are most impressed with the employees, officers, management and board of this quality bank, which has a 41 percent deposit market share in its home market of Orange County. The Orange-Beaumont-Port Arthur markets have vibrant economies, and we look forward to expanding there. This summer, we will be opening a new location, our 61st, in Beaumont.

Besides purchasing Orange Savings Bank, in 2013 we opened a new branch in the H-E-B grocery store in San Angelo, as well as a new branch on I-20 in Weatherford. In early 2014, we moved our Keller branch from a very mediocre, leased facility to a beautiful new building that we own. We also remodeled our Roby office to a state-of-the-art facility. Later this year, in addition to completing the Beaumont location, we plan to begin construction of a permanent building at our I-20 location in Weatherford, as well as a four-story building in Fort Worth at the intersection of Forest Park Boulevard and Rosedale. This location, just west of downtown Fort Worth, will be convenient for our Fort Worth-area customers since it offers easy access from Texas Highway 121 and I-30.

At the end of 2012, we changed the structure of the Company by consolidating our 11 bank charters into one charter. This new structure will better support our continuing growth. The consolidation was also very timely, as it enabled us to better meet the onslaught of regulatory compliance requirements created by the Dodd-Frank Act. A good number of those regulations came into effect during 2013 and the first part of 2014. The restructuring also reduced technological complexity because it enabled us to consolidate our multiple banking databases, providing the opportunity for cost savings now and in the future. Apart from the database consolidation, we continue to operate as regions with local management and local decision making to benefit the customers and communities each region serves.

RECOGNITION

We want to thank Joe Canon—who is retiring from the Company's Board of Directors at this year's Annual Shareholders' Meeting in April—for his 17 years of dedicated service to the Company. We thank him as well for the vision and leadership he has provided to Abilene and the entire state of Texas. Joe also will be retiring as a Director of First Financial Bank, Abilene, where he served for 31 years, and First Financial Trust & Asset Management Company, where he served for 10 years. Joe is the Executive Director of the Dodge Jones Foundation and is a member of the Texas Bar Association and the Abilene Bar Association. He was named Abilene's Outstanding Citizen of the Year in 1998. In addition to his business and civic achievements, he has provided valuable leadership and contributed greatly to the growth and success of First Financial Bankshares, Inc. We will miss his counsel and contributions.

NEW DIRECTOR

We are pleased to announce that Ross Smith, Chairman and President of Akrotex, Inc., has accepted nomination for election as a Director of the Company at our Annual Shareholders' Meeting in April. Akrotex, Inc. is in the business of plastics, films, warehousing and trucking. Ross is an entrepreneur and outstanding civic and professional leader from Orange, Texas, where he is an advisory board member of First Financial Bank, Southeast Region. He also serves as Chairman of the Board at David Self Ford, Inc., Volkswagen of Lake Charles and Nexus Resin Group, Inc. Additionally, he is on the boards of the Lutcher Theater, Lamar Orange Foundation, Southeast Texas Foundation and Salvation Army. He was honored with the 2000 Community Builder Award and the 2004 Small Business Person of the Year Award, and was selected as the 2010 Citizen of the Year by the Greater Orange Area Chamber of Commerce. Ross and his wife, Eva, have three children and six grandchildren and are active members of St. Henry Catholic Church in Bridge City.

LOOKING AHEAD

Despite the problems that still plague our industry—a sluggish national economy, inept federal government, low interest rates and costly compliance burdens from Dodd-Frank and other legislation—we are optimistic about our future and look forward to capitalizing on opportunities to grow the Company. Many community banks are seriously considering selling because of their inability to meet the regulatory challenges of today, and we do think that there will be considerable consolidation in the industry. We hope to have many opportunities to acquire well-managed banks that have grown weary of the pointless regulatory burdens created by our federal government. We are diligently searching for such banks at the right price that fit our culture and will bring long-term value to our company.

We are very blessed to be a Texas bank with an expanding presence in areas that are economically robust. We have financially strong customers who are utilizing our loan, deposit and trust services, and we think the future looks bright for them and for us. By adhering to our Customer Service First philosophy and by staying abreast of the latest technology, we will strengthen our relationship with our customers and reward our shareholders.

I thank you, our shareholders, for your continued loyalty and support. We are building a stronger foundation from which to take this company to the next level.



F. Scott Dueser
Chairman, President and CEO

FINANCIAL HIGHLIGHTS

IN THOUSANDS (except for share data)

FOR THE YEAR	2013	2012	% INCREASE
NET INCOME	**$78,868**	**$74,225**	**6.25%**
Basic Earnings (PER SHARE)	$2.48	$2.36	5.08%
Dividends Declared	$32,823	$31,169	5.31%
Dividends (PER SHARE)	$1.03	$0.99	4.04%
AVERAGES			
Assets	$4,799,260	$4,237,917	13.25%
Securities	$1,963,925	$1,907,517	2.96%
Loans	$2,431,872	$1,909,890	27.33%
Deposits	$3,779,809	$3,388,101	11.56%
Shareholders' Equity	$573,385	$535,932	6.99%

IN THOUSANDS (except for share data)

FOR THE YEAR	2013	2012	% INCREASE
AT YEAR-END			
Assets	$5,222,208	$4,502,012	16.00%
Securities	$2,058,407	$1,820,096	13.09%
Loans	$2,689,448	$2,088,623	28.77%
Deposits	$4,135,075	$3,632,584	13.83%
Shareholders' Equity	$ 587,647	$ 556,963	5.51%
Book Value Per Share	$18.37	$17.68	3.90%
Trust Assets (Book Value)	$2,464,861	$2,233,129	10.38%

NET INCOME GROWTH (in thousands)

Year	Net Income
2009	$53,797
2010	$59,659
2011	$68,369
2012	$74,225
2013	$78,668

KEY RATIOS

Return On Avg. Assets	1.64%	1.75%
Return On Avg. Equity	13.75%	13.85%
Year-End Equity/Assets	11.25%	12.37%
Efficiency	50.19%	48.14%

RETURN ON AVERAGE EQUITY

Year	Return on Average Equity
2009	13.63%
2010	13.74%
2011	14.44%
2012	13.85%
2013	13.75%

EFFICIENCY RATIO

Year	Efficiency Ratio
2009	50.11%
2010	49.49%
2011	48.37%
2012	48.14%
2013	50.19%

SELECTED FINANCIAL DATA

IN THOUSANDS (except for share data)

YEAR-END	TOTAL ASSETS	SHAREHOLDERS' EQUITY	NET INCOME	BASIC EARNINGS (PER SHARE)	CASH DIVIDENDS (PER SHARE)	STOCK DIVIDENDS AND SPLITS	YEAR-END BOOK VALUE (PER SHARE)	YEAR-END MARKET VALUE (PER SHARE)
2004	$2,315,224	$265,545	$39,171	$1.27	$0.67	–	$8.56	$22.41
2005	$2,733,827	$276,276	$44,023	$1.42	$0.73	4/3 split	$8.89	$23.37
2006	$2,850,165	$300,901	$46,029	$1.48	$0.79	–	$9.67	$27.91
2007	$3,070,309	$335,495	$49,490	$1.59	$0.84	–	$10.77	$25.10
2008	$3,212,385	$368,782	$53,164	$1.71	$0.89	–	$11.82	$36.81
2009	$3,279,456	$415,702	$53,797	$1.72	$0.91	–	$13.31	$36.15
2010	$3,776,367	$441,688	$59,659	$1.91	$0.91	–	$14.06	$34.17
2011	$4,120,531	$508,537	$68,369	$2.17	$0.95	3/2 split	$16.16	$33.43
2012	$4,502,012	$556,963	$74,225	$2.36	$0.99	–	$17.68	$39.01
2013	$5,222,208	$587,647	$78,868	$2.48	$1.03	–	$18.37	$66.11
Ten-Year Compound Growth Rate	9.58%	8.86%	8.37%	8.08%	5.38%	–	8.49%	12.39%

Adjusted for stock dividends and splits

2013 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$67.52	$56.51	$66.11	$0.26
Third	$63.99	$55.68	$58.85	$0.26
Second	$56.90	$45.92	$55.66	$0.26
First	$49.00	$39.86	$48.60	$0.25

2012 COMMON STOCK MARKET VALUE AND DIVIDEND DATA

QUARTER	HIGH	LOW	CLOSE	DIVIDENDS
Fourth	$41.45	$34.66	$39.01	$0.25
Third	$37.00	$33.49	$36.03	$0.25
Second	$36.18	$30.50	$34.56	$0.25
First	$37.25	$33.07	$35.21	$0.24

NET INTEREST MARGIN

Year	Net Interest Margin
2009	4.80%
2010	4.68%
2011	4.62%
2012	4.28%
2013	4.22%

RETURN ON AVERAGE ASSETS

Year	Return on Average Assets
2009	1.72%
2010	1.75%
2011	1.78%
2012	1.75%
2013	1.64%



Dallas
Austin
Houston
San Antonio

FIRST FINANCIAL BANKSHARES LOCATIONS

Abilene* 325.627.7200
Acton 254.918.6218
Albany................ 325.627.7905
Aledo 817.341.5200
Alvarado 817.774.5150
Beaumont .... Opening May 2014
Boyd 940.683.8760
Bridgeport 940.683.8700
Brock 817.598.2650
Burleson 817.774.5175
Cisco 254.629.6111
Cleburne 817.774.5100
Clyde 325.627.7910
Decatur 940.683.8780
Eastland 254.629.6145
Fort Worth* 817.410.4979

Glen Rose 254.897.4808
Granbury 817.573.6900
Grapevine 817.722.8980
Hereford 806.363.8200
Huntsville 936.295.2224
Keller................. 817.329.8625
Mauriceville....... 409.745.4433
Merkel............... 325.928.1111
Midlothian 972.723.7100
Mineral Wells..... 940.327.5400
Moran 325.627.7961
Newton 409.379.2200
Odessa* 432.367.8910
Orange* 409.883.3563
Port Arthur......... 409.726.8000
Ranger 254.647.6729

Rising Star......... 254.629.6703
Roby 325.776.2261
San Angelo* 325.659.5900
Southlake 817.410.2915
Stephenville* 254.965.5036
Sweetwater* 325.235.6600
Trent 325.862.6121
Trophy Club 817.329.8615
Vidor 409.769.5413
Waxahachie 972.723.7156
Weatherford 817.598.2500
Willow Park 817.598.2780

* Trust Office and Bank locations

ABILENE REGION

Abilene | Clyde | Moran | Albany | Odessa



RONALD D. BUTLER II
Chairman and CEO



MAREYLN SHEDD
President

MAIN OFFICE
400 Pine St.
Abilene, TX 79601

325.627.7200

SENIOR OFFICERS

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

Tim Collard
Executive Vice President
Commercial Lending

Ben McAnally
Executive Vice President
Treasury Management

Charles E. Tennesson
Executive Vice President
CFO and Cashier

Rick Waldraff
Executive Vice President
Senior Lender / Commercial Loans

Michael Wolverton
Executive Vice President
Consumer Lending

ADVISORY DIRECTORS

Ronald D. Butler II
Chairman and CEO

Marelyn Shedd
President

J. Michael Alexander
President
James M. Alexander & Co.

Katie Alford
President and CEO
Community Foundation of Abilene

Tucker S. Bridwell
President
Mansefeldt Investment Corp.

Paul Cannon
McMahon, Surovik, Suttle, P.C.

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Joe Crawford
President
Abilene Aero, Inc.

Mike Denny
President
Batjer and Associates

Murray Edwards
Principal
The Edwards Group

Allan D. Frizzell
Executive Vice President
Enrich Oil Corporation

Tim Lancaster
President and CEO
Hendrick Health System

Kirk Massey
Investments

Stanley Morris, Jr.
Investments

Mike Parsons
Partner
Momentum Operating Co.

Leigh Taliaferro, M.D.
Physician

44%

TAYLOR, CALLAHAN & SHACKELFORD COUNTIES DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$1,595,492	$607,501	$1,239,096	$24,529	1.68%	42.83%
Dec. 31, 2013	$1,763,722	$653,091	$1,209,012	$24,695	1.50%	42.62%

ABILENE

The city of Abilene and surrounding areas continue to thrive with growth in various sectors such as oil and gas, wind energy, higher education, state-of-the-art medical facilities and the continued influence provided by Dyess Air Force Base. Texas Tech opened a new 35,000 sq. ft. School of Nursing facility, Hendrick Medical Center completed a 200,000 sq. ft. expansion and new wind energy transmission lines are now running. First Financial is proud to be a vital part of helping our community grow.

LOCATIONS

400 Pine St., Abilene, TX 79601
1801 Antilley Rd., Abilene, TX 79606
4400 Buffalo Gap Rd., Abilene, TX 79606
4350 Southwest Dr., Abilene, TX 79606
920 N. Willis St., Abilene, TX 79603
3300 S. 14th St., Abilene, TX 79605
1010 N. Judge Ely Blvd., Abilene, TX 79601
701 Pine St., Abilene, TX 79601
1345 Barrow St., Abilene, TX 79605
2617 Antilley Rd., Abilene, TX 79606
1650 State Hwy. 351, Abilene, TX 79601
718 Elm St., Clyde, TX 79510
400 Ground St., Moran, TX 76464
232 N. Main St., Albany, TX 76430
2651 JBS Pkwy., Bldg. 4, Ste. F, Odessa, TX 79762


Abilene
Clyde
Moran
Albany
Odessa

CLEBURNE REGION

Cleburne | Burleson | Alvarado | Midlothian | Waxahachie



TOM O'NEIL
Chairman and CEO



MATT REYNOLDS
President

MAIN OFFICE
403 N. Main St.
Cleburne, TX 76033

817.774.5100

SENIOR OFFICERS

Tom O'Neil
Chairman and CEO

Matt Reynolds
President

Dereece Howell
Executive Vice President and Cashier

Brad Owens
Senior Vice President

Russell Phillips
Senior Vice President

Lisa Roye
Senior Vice President

ADVISORY DIRECTORS

Tom O'Neil
Chairman and CEO

Matt Reynolds
President

Albert A. Archer
Consulting and Investments

Ray Beavers
General Manager and CEO
United Cooperative Services

Byron Black
Investments

Ronald D. Butler II
First Financial Bankshares, Inc.

Tim Lyness
Lyness Construction, LP

George Marti
Marti Enterprises

Dr. Joe Martin
Cleburne Eye Clinic

20%

JOHNSON COUNTY & CITY OF MIDLOTHIAN DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$336,050	$166,001	$300,104	$4,396	1.38%	58.26%
Dec. 31, 2013	$391,228	$200,408	$355,437	$5,484	1.63%	55.84%

CLEBURNE

The Chisolm Trail Parkway (Hwy 121) is opening in the spring of 2014, connecting Cleburne to Fort Worth, and we expect it to help our city grow in the coming decade. Meanwhile, our neighbors in Burleson, Waxahachie and Midlothian have many new businesses, hospitals and developments in the works.



Cleburne
Burleson
Alvarado
Midlothian
Waxahachie

LOCATIONS

403 N. Main St., Cleburne, TX 76033
200 N. Ridgeway Dr., Cleburne, TX 76033
1900 SW Wilshire Blvd., Burleson, TX 76028
201 E. Hwy. 67, Alvarado, TX 76009
1490 E. Main St., Midlothian, TX 76065
101 Northgate Dr., Waxahachie, TX 75165

EASTLAND COUNTY REGION

Eastland | Ranger | Rising Star | Cisco



TRENT B. SWEARENGIN
President and CEO

MAIN OFFICE
201 E. Main St.
Eastland, TX 76448

254.629.6100

SENIOR OFFICERS

Trent B. Swearengin
President and CEO

David Bailey
Executive Vice President

Steve Simmel
Senior Vice President
Operations

Terry Trout
Senior Vice President
and Cashier

ADVISORY DIRECTORS

Ronald D. Butler II
Chairman

Trent B. Swearengin
President and CEO

Doug Crawley
Rancher, Real Estate

Jim Farrar
Attorney

Jim Keffer
President
EBAA Iron Sales, Inc.

Ronnie Ledbetter
Owner
Ledbetter Insurance Agency

Mike T. Perry
President
Kinnaird, Rossander & Perry
Agency, Inc.

Dale Squiers, RPh
Owner
Eastland Drug Company

Tommy Warford
Turner, Seaberry and
Warford Attorneys

In Memoriam:
We were very saddened to lose Doug White, an advisory director of First Financial Bank, Eastland, who died on August 22, 2013. He was an outstanding businessman and civic leader. He owned the Ace Hardware stores in Cisco and Eastland and was the recipient of the Business of the Year Award in Cisco and the Eastland Golden Deed Award in 2013. Our thoughts and prayers continue to be with his wife, Carolyn, and their wonderful family.

60%

EASTLAND COUNTY DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$223.340	$77,688	$196,595	$3,033	1.48%	47.88%
Dec. 31, 2013	$213,992	$83,550	$190,270	$3,548	1.67%	45.14%

EASTLAND

Eastland boomed during the 1920s thanks to the petroleum industry. Petroleum is still a big part of our economy, but tourism, government services, the library, hospital and two new hotel facilities have made our fair city what it is today. And next time you're around, visit "Old Rip," the famed horned toad that used to live in the old courthouse.


Eastland
Ranger
Rising Star
Cisco

LOCATIONS

201 E. Main St., Eastland, TX 76448
106 W. Main St., Ranger, TX 76470
206 W. College St., Rising Star, TX 76471
2107 Conrad Hilton Blvd., Cisco, TX 76437

HEREFORD REGION



MIKE MAULDIN
Chairman, President and CEO

MAIN OFFICE
212 E. Third St.
Hereford, TX 79045

806.363.8200

SENIOR OFFICERS

Mike Mauldin
Chairman, President and CEO

Tim Laws
Executive Vice President
and Chief Lending Officer

Robert de la Cruz
Senior Vice President

ADVISORY DIRECTORS

Mike Mauldin
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

Steve Lewis, D.V.M.
Manager and Sr. Partner
Hereford Veterinary Clinic

Kade Matthews
Ranching and Investments

Garth Merrick
Board Member and Founder
Merrick Pet Care, Inc.

Sally Noyce
Human Resources Manager
Quality Distillers Grain
Panhandle Express

Craig Smith
Rancher and Retired Chairman
of the Board, President and CEO
First Financial Bank, Hereford

Jerry Stevens
Owner, Stevens 5-Star Car
and Truck Center

Johnny E. Trotter
President and CEO
Livestock Investors, Ltd.

45%

DEAF SMITH COUNTY
DEPOSIT MARKET
SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$184,203	$114,116	$152,608	$2,696	1.63%	46.72%
Dec. 31, 2013	$163,522	$127,713	$138,553	$2,850	1.74%	46.84%

HEREFORD

A lot of good things are happening in Hereford. Though our economic growth is usually dependent on annual rainfall, we have not seen much of a downturn due to less rain. New infrastructure, renewable energy, a new electric substation and a large transmission line are helping grow our region. In addition, Merrick Pet Foods and United Supermarkets are bringing even more new jobs to our great city.


Hereford

LOCATIONS

212 E. Third St., Hereford, TX 79045

HUNTSVILLE REGION



ROBERT PATE
CEO



FRED WREN
President

MAIN OFFICE
33 SH 75 North
Huntsville, TX 77320

936.295.2224

19%

WALKER COUNTY DEPOSIT MARKET SHARE

SENIOR OFFICERS

Robert Pate
CEO

Fred Wren
President

Michelle Murray
Executive Vice President and Cashier

ADVISORY DIRECTORS

Walter G. Nelson
Chairman

Robert Pate
CEO

Fred Wren
President

James E. Baine
Investments

Ronald D. Butler II
First Financial Bankshares, Inc.

Paul E. Cameron, Jr.
Petroleum Engineer

John J. Certa, Jr.
Owner
Collateral Protection, Inc. and Team Auto Group

Casey Collum
Owner
Empire Truss, Ltd.

Chris de Milliano
Operations Manager
Steely Lumber Company

Robert C. Ernst, Jr.
Owner
Ernst Jewelers

Morris V. Johnson
Retired Educator
Huntsville I.S.D.

Curtis Montgomery, M.D.
Physician

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$182,203	$92,506	$153,096	$2,548	1.43%	46.43%
Dec. 31, 2013	$169,758	$115,708	$139,649	$2,893	1.66%	45.87%

HUNTSVILLE

In the past year, Huntsville has seen new businesses like Hobby Lobby and Olive Garden come to the market, and we're anticipating more, like a new Hampton Inn & Suites, Academy Outdoor and CVS store. This is great news as the city grows and our unemployment rate continues to drop.


Huntsville

LOCATIONS

33 SH 75 North, Huntsville, TX 77320

MINERAL WELLS REGION



KENNETH A. WILLIAMSON
Chairman, President and CEO

MAIN OFFICE
1900 E. Hubbard St.
Mineral Wells, TX 76067

940.327.5400

SENIOR OFFICERS

Kenneth A. Williamson
Chairman, President and CEO

Brad Seay
Executive Vice President
Lending

Eddie Gregory
Senior Vice President
and Cashier

Scott Petty
Senior Vice President
Lending

ADVISORY DIRECTORS

Kenneth A. Williamson
Chairman, President and CEO

Spencer Baum, D.D.S.
Baum Dental Clinic

Ronald D. Butler II
First Financial Bankshares, Inc.

George Gault
Attorney
Gault & Gault

Terry L. Murphy
President and CEO
Murphy and Murphy, Inc.

David Ramsey, M.D.
Family Practice Center

Albert Rincon
Vice President of Operations
Texas Packaging Company, Inc.

33%
PALO PINTO COUNTY DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$212,934	$113,732	$170,374	$4,405	2.04%	39.67%
Dec. 31, 2013	$218,612	$119,644	$176,189	$4,410	2.07%	41.42%

MINERAL WELLS

Mineral Wells seems to be a hotbed for new business. A new Dodge dealership has opened, Palo Pinto General Hospital is building new offices and PECOFacet has a new research facility, among other developments. With all these companies entering and growing the market, as well as a new elementary school being built, we have a lot of positive things happening.



• Mineral Wells

LOCATIONS

1900 E. Hubbard St., Mineral Wells, TX 76067

SAN ANGELO REGION



MICHAEL L. BOYD
Chairman, President and CEO

MAIN OFFICE
301 W. Beauregard Ave.
San Angelo, TX 76903

325.659.5900

SENIOR OFFICERS

Michael L. Boyd
Chairman, President and CEO

Jim Davidson
Executive Vice President and Cashier

Chuck Shore
Executive Vice President

Pat Cottle
Senior Vice President

Stephen Franco
Senior Vice President

Cindy George
Senior Vice President

Wes Masters
Senior Vice President

Reba Priddy
Senior Vice President

Ruth Wheeler
Senior Vice President

Bill Wiedenfeld
Senior Vice President

ADVISORY DIRECTORS

Michael L. Boyd
Chairman, President and CEO

Honorable Marilyn Aboussie
Chief Justice, Retired

Ronald D. Butler II
First Financial Bankshares, Inc.

W. Dan Cravy, M.D.
Physician

Rick DeHoyos
Attorney
Rick DeHoyos Law Firm

Doug Eakman
Owner
Pecos Street Pharmacy

Steve Eustis
Commercial Real Estate

Ron Giddiens
Investments
Partner, D&G Consulting

Joey Henderson
Past President
Porter Henderson Implement Company, Inc.

David F. Lupton
President
Angelo Glass & Mirror Company, Inc.

Mary Jane Steadman
Attorney
Real Estate Investment Management

18%

TOM GREEN COUNTY DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$468,287	$165,673	$406,830	$8,285	1.90%	39.81%
Dec. 31, 2013	$483,162	$184,177	$438,214	$8,123	1.77%	39.72%

SAN ANGELO

San Angelo is on the rise with the development of the Cline Shale resulting in six new hotels breaking ground, Devon Energy coming to town and Casedhole Solutions purchasing 20 acres of industrial park. Single-family home sales are on track to hit record numbers this year, and the facilities of Howard College, Baptist Memorial Retirement Center and Goodfellow Air Force Base are all planning expansions.


San Angelo

LOCATIONS

301 W. Beauregard Ave., San Angelo, TX 76903
3471 Knickerbocker Rd., San Angelo, TX 76904
3301 Sherwood Way, San Angelo, TX 76901

SOUTHEAST REGION

Orange | Vidor | Mauriceville | Newton | Mid-County



STEPHEN LEE
CEO and President

MAIN OFFICE
812 N. 16TH St.
Orange, TX 77630

800.300.8904

SENIOR OFFICERS

Stephen Lee
CEO and President

Annette Bonnin
Senior Vice President and COO
Remote Deposit Capture Officer

Shelton McClure
Senior Vice President
Chief Marketing Officer
Mid County Market Manager

Conley Todd
Senior Vice President
Commercial Lender

Cindi LaChance
Senior Vice President
Senior Mortgage Loan Officer

Joan O'Burke
Senior Vice President
Credit Officer

Nancy Vincent
Senior Vice President
Marketing Officer

ADVISORY DIRECTORS

Tommy Gunn
Chairman of the Board
Attorney at Law

Stephen Lee
CEO and President

Dan Mohon
Owner
Dan Mohon Insurance

Paul Peveto
Cloeren Inc & CFO Consulting

Mike Poutra
Co-Owner of Dominion Forms

Walter Riedel
Chief Executive Officer
Nelda C. and H. J. Lutcher Stark Foundation

Ron Roberts
Retired Executive Vice President
First Financial Bank,
Southeast Region

Ross Smith
President
Akrotex, Inc.
Owner
David Self Ford, Inc.

Ruby Wimberley
Retired President
Orange Savings Bank

In Memoriam:
We were so saddened by the loss of Darby R. Byrd, an advisory director of First Financial Bank, Southeast Region, and retired CEO and President of Orange Savings Bank, who died on January 7, 2014. Darby was president of the Bank for 14 years and was a recognized industry and civic leader. He served as a member of the Texas Finance Commission, was an active Rotarian and was on the board of numerous civic organizations in Orange. He was honored as Orange Citizen of the Year. Our thoughts and prayers are with his wife, Doris, and their wonderful family.

41%

ORANGE COUNTY DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2013	$436,792	$325,683	$373,504	*	*	*

*Orange Savings Bank, SSB was acquired effective May 31, 2013.

ORANGE

Over the next three years, the Gulf Coast will see a surge in need for skilled labor and process engineers. We expect the population to swell as billions of dollars are invested in capital projects in the Gulf Coast area.



Orange
Vidor
Mauriceville
Newton
Mid-County

LOCATIONS

812 N. 16th St., Orange, TX 77630
960 N. Main St., Vidor, TX 77662
11853 Hwy 12, Mauriceville, TX 77626
418 Rusk St., Newton, TX 75966
8535 Central Mall Dr., Port Arthur, TX 77642 (Mid-County)
Coming soon to 3515 Dowlen Rd., Beaumont, TX 77706

SOUTHLAKE REGION

Southlake | Trophy Club | Keller | Bridgeport | Boyd | Decatur | Grapevine



MARK L. JONES
Chairman, President and CEO

MAIN OFFICE
151 W. Southlake Blvd.
Southlake, TX 76092

817.410.2915

SENIOR OFFICERS

Mark L. Jones
Chairman, President and CEO

F. Mills Shallene
Wise County Market President

Les Mariotti
Senior Vice President and
Chief Financial Officer

Dickie W. Greenwood
Senior Vice President

J. Sean Shope
Senior Vice President

Steve Sims
Senior Vice President

Ryan Wall
Senior Vice President

ADVISORY DIRECTORS

Mark L. Jones
Chairman, President and CEO

Ronald D. Butler II
First Financial Bankshares, Inc.

William Ray Cook, Jr., CPA
Cook, McDonald & Co.

Jack Dortch
Jack Dortch Farmers
Insurance Agency

K. Wayne Lee
President
DDFW Properties

Martin Schelling
Conifer Real Estate

J. Gary Shelton
Chain Supermarket Owner
Real Estate Investor

Terry Wilkinson
Wyndham Properties, Ltd.

17%

WISE COUNTY
DEPOSIT MARKET
SHARE

5%

CITIES OF
SOUTHLAKE
TROPHY CLUB
KELLER & GRAPEVINE
DEPOSIT MARKET
SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$348,055	$232,205	$298,701	$4,409	1.34%	60.17%
Dec. 31, 2013	$366,166	$279,370	$324,454	$4,979	1.38%	56.08%

SOUTHLAKE

Southlake and Westlake continue to attract many high-net-worth individuals looking for proximity to DFW Airport and first-class school districts. New housing developments are selling homes from $500,000 to $1,000,000, and major retailers and restaurants are looking to create a local presence. Our surrounding towns are seeing new businesses open, infrastructure projects come to an end and employers hiring the growing population.



Southlake
Trophy Club
Keller
Bridgeport
Boyd
Decatur
Grapevine

LOCATIONS

151 W. Southlake Blvd., Southlake, TX 76092
95 Trophy Club Dr., Trophy Club, TX 76262
1491 Keller Parkway, Keller, TX 76248
909 Stevens St., Bridgeport, TX 76426
609 Rock Island Ave., Boyd, TX 76023
608 W. Hale Ave., Decatur, TX 76234
1015 West NW Hwy., Grapevine, TX 76051

STEPHENVILLE REGION

Stephenville | Granbury | Glen Rose | Acton



RON N. MULLINS
Chairman, President and CEO

MAIN OFFICE
2201 W. South Loop
Stephenville, TX 76401

254.965.5036

SENIOR OFFICERS

Ron N. Mullins
Chairman, President and CEO

John Power
Glen Rose Market President

Bart Rodgers
Granbury Market President

Dereece Howell
Executive Vice President and Cashier

Robert Lemons
Executive Vice President

Blayne Baley
Senior Vice President

Donna Feller
Senior Vice President

Doug Dobbins
Senior Vice President

Vickie Pettit
Senior Vice President

Larry Upshaw
Senior Vice President

ADVISORY DIRECTORS

Ron N. Mullins
Chairman, President and CEO

Keith Brown
Prime Building Components, LLC

Ronald D. Butler II
First Financial Bankshares, Inc.

Bill Hooks
Autos – Real Estate

Doug Montgomery
Texstar Ford

John Moore
Craft Associates, Inc.

Ron Pack
Ranching and Investments

Bill Parham
Boucher Morgan & Young CPAs

Jerry Parham
Parham's Garage & Wrecker

John Terrill
Attorney

Michael B. Williams
MW Supply, Inc.

21%

ERATH, HOOD & SOMERVELL COUNTIES DEPOSIT MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$378,355	$224,732	$325,384	$6,752	1.80%	47.50%
Dec. 31, 2013	$390,050	$253,948	$344,174	$7,138	1.85%	47.80%

STEPHENVILLE

In Stephenville, higher education is king. Ranger College recently made a major acquisition and is consolidating multiple classrooms across the county to a single campus. The school is expected to double in size and in number of local job opportunities within the next few years. For the second year in a row, Tarleton State University experienced a record high enrollment with 10,940 students enrolling in the fall of 2013.


■ Stephenville
● Granbury
▲ Glen Rose
◆ Acton

LOCATIONS

2201 W. South Loop, Stephenville, TX 76401
1875 Lingleville Rd., Stephenville, TX 76401
2007 East Highway 377, Granbury, TX 76049
1600 S. Morgan St., Granbury, TX 76048
400 NE Big Bend Trail, Glen Rose, TX 76043
2915 Fall Creek Highway, Acton, TX 76049

SWEETWATER REGION

Sweetwater | Roby | Trent | Merkel



KIRBY N. ANDREWS
President and CEO

MAIN OFFICE
201 Elm St.
Sweetwater, TX 79556

325.235.6600

SENIOR OFFICERS

Kirby N. Andrews
President and CEO

Jim Davidson
Executive Vice President
and Cashier

Rodney Foster
Executive Vice President
and Senior Lending Officer

Debbie Anthony
Senior Vice President
Retail Operations

Britt Stuart
Senior Vice President
and Roby Branch Manager

ADVISORY DIRECTORS

Kirby N. Andrews
President and CEO

Jeff Branson
General Partner
Williamsom-Branson Real Estate

Louis Brooks, Jr.
Rancher

Ronald D. Butler II
First Financial Bankshares, Inc.

Ronnie Cox
Investments

Jay Lawrence
President
MAL Enterprises, Inc.

J.V. Martin
Director and Retired
First Financial Bank President

Larry May
May & Hrbacek CPAs

Thomas L. Rees, Jr.
Rees, Rees & Fuller
Attorneys

34%

NOLAN & FISHER
COUNTIES DEPOSIT
MARKET SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$211,053	$124,899	$165,840	$3,108	1.63%	46.67%
Dec. 31, 2013	$177,482	$135,529	$160,950	$3,366	1.83%	46.45%

SWEETWATER

Sweetwater continues to experience excellent economic growth and wonderful growth potential. Long known as the North American hub for wind energy, recent improvements in transmission technologies have allowed this industry to continue to thrive. The Sweetwater area is now experiencing growth with the development of the Cline Shale oil field, and additional opportunities seem immeasurable with the recent groundbreaking of the BNSF Sweetwater Logistics Rail Center.


Sweetwater
Roby
Trent
Merkel

LOCATIONS

201 Elm St., Sweetwater, TX 79556
123 N. Concho St., Roby, TX 79543
117 N. Main St., Trent, TX 79561
301 Edwards St., Merkel, TX 79536

WEATHERFORD REGION

Weatherford | Aledo | Willow Park | Brock | Fort Worth



JAY GIBBS
Chairman, President and CEO

MAIN OFFICE
101 N. Main St.
Weatherford, TX 76086

817.596.0307

SENIOR OFFICERS

Jay Gibbs
Chairman, President and CEO

Justin Hooper
Executive Vice President

Les Mariotti
Senior Vice President
and Cashier

Mike Carter
Senior Vice President

John Good
Senior Vice President

Lori Hill
Senior Vice President

Kent Hudson
Senior Vice President

Jimmie Sue Lawson
Senior Vice President

Mike Hopkins
Senior Vice President

ADVISORY DIRECTORS

Jay Gibbs
Chairman, President and CEO

Jamie Adams
Senior Vice President
Briggs Freeman
Sotheby's Realty

Greg L. Barron
President
G.L. Barron Company, Inc.

Ronald D. Butler II
First Financial Bankshares, Inc.

Dal DeWees
Hirschfeld Holdings, LP

Clay Hicks
Oil and Gas Investments

Nan Kingsley
President
Bluestem Studios, Inc.

Stephen E. Milliken
C.D. Hartnett Company

Mike White, O.D.
Therapeutic Optometrist

24%

PARKER COUNTY
DEPOSIT MARKET
SHARE

IN THOUSANDS	ASSETS	LOANS	DEPOSITS	NET INCOME	RETURN ON AVG. ASSETS	EFFICIENCY RATIO
Dec. 31, 2012	$421,584	$169,530	$354,719	$6,375	1.61%	52.67%
Dec. 31, 2013	$420,500	$210,628	$362,483	$6,431	1.55%	53.84%

WEATHERFORD

Weatherford/Parker County is considered the western gateway to the Metroplex and Fort Worth in particular. Known for its community spirit and family-oriented lifestyle, it is considered one of the premier areas to live in North Texas. Couple that with the fact that Fort Worth, the 16th largest city in the nation, is only 20 minutes away, and the two areas combined have an annual growth rate of 4.5%.


* Weatherford
■ Aledo
● Willow Park
▲ Brock
◆ Fort Worth

LOCATIONS

101 N. Main St., Weatherford, TX 76086
101 College Park Dr., Weatherford, TX 76086
1214 N. Main St., Weatherford, TX 76086
745 Adams Dr., Weatherford, TX 76086
505 FM 1187 N., Aledo, TX 76008
4100 E. I-20, Willow Park, TX 76087
1100 FM 1189, Brock, TX 76066
550 Bailey Ave., Ste. 300, Fort Worth, TX 76107



Front Row - F. Scott Dueser, Gary S. Gragg, Gary L. Webb, J. Bruce Hildebrand
Back Row - Ronald D. Butler II, Luke Longhofer, Kirk W. Thaxton, Michele P. Stevens, Courtney Jordan, Marna Yerigan, Brandon Harris, Bob Goodner

Corporate Information

OFFICERS:

F. Scott Dueser
Chairman of the Board,
President and CEO

Ronald D. Butler II
Executive Vice President and
Chief Administrative Officer

J. Bruce Hildebrand, CPA
Executive Vice President and
Chief Financial Officer

Gary S. Gragg
Executive Vice President
Lending

Gary L. Webb
Executive Vice President
Operations

Marna Yerigan
Executive Vice President
Lending

Bob Goodner
Senior Vice President
Compliance Officer

Brandon Harris
Senior Vice President
Appraisal Services

Courtney Jordan
Senior Vice President
Training and Education

Luke Longhofer
Senior Vice President
Loan Review Officer

Michele P. Stevens
Senior Vice President
Advertising and Marketing

ANNUAL MEETING

Tuesday, April 22, 2014
Abilene Civic Center
1100 N. Sixth St.
Abilene, TX 79601
10:30 a.m.

CORPORATE OFFICE

400 Pine St.
Abilene, TX 79601
325.627.7155
800.588.7000
www.ffin.com

CORPORATE MAILING ADDRESS

P.O. Box 701
Abilene, TX 79604

COMMON STOCK LISTING

The NASDAQ Global Select
Market Symbol: FFIN

INDEPENDENT PUBLIC AUDITORS

Ernst & Young LLP

FOR FINANCIAL AND INVESTOR INFORMATION:

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
325.627.7155

TRANSFER AGENT

Registrar and Transfer Company
800.368.5948

ADDRESS SHAREHOLDER INQUIRIES TO:

Registrar and Transfer Company
Investor Relations Department
10 Commerce Dr.
Cranford, NJ 07016
info@rtco.com

REGISTRAR AND TRANSFER COMPANY WEBSITE

www.rtco.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:

Registrar and Transfer Company
10 Commerce Dr.
Cranford, NJ 07016-3572

www.ffin.com

Certain statements contained in this annual report may be considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon the belief of the Company's management, as well as assumptions made beyond information currently available to the Company's management, and may be, but not necessarily are, identified by such words as "expect," "plan," "anticipate," "target," "forecast" and "goal". Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from the Company's expectations include competition from other financial institutions and financial holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans, fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing or saving habits; and acquisitions and integration of acquired businesses, and similar variables. Other key risks are described in the Company's reports filed with the Securities and Exchange Commission, which may be obtained under "Investor Relations-Documents and Filings" on the Company's website or by writing or calling the Company at 325.627.7155. Except as otherwise stated in this annual report, the Company does not undertake any obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. Note: Market share data is calculated from June 30, 2013, deposit information compiled by the Federal Deposit Insurance Corporation.



Front Row - Kade Matthews, F. Scott Dueser, Ron Giddiens
Back Row - Tucker Bridwell, Joe E. Canon, David Copeland, Johnny E. Trotter, Steven L. Beal, Tim Lancaster, Murray Edwards

Board Of Directors

COMMITTEES:

1. **Executive Committee**: F. Scott Dueser, Chairman
2. **Audit Committee**: David Copeland, Chairman
3. **Compensation Committee**: Steven Beal, Chairman
4. **Nominating/Corporate Governance Committee**: Tucker S. Bridwell, Chairman

BOARD MEMBER	YEAR	COMMITTEE
F. Scott Dueser Chairman of the Board, President and CEO First Financial Bankshares, Inc.	1991	1
Steven L. Beal Retired President and COO Concho Resources Inc.	2010	1, 3, 4
Tucker S. Bridwell, CPA* President Mansefeldt Investment Corp.	2007	1, 4
Joe E. Canon, J.D. Executive Director Dodge Jones Foundation	1996	3
David Copeland, CPA President, SIPCO, Inc. and Shelton Family Foundation	1998	1, 2, 4
Murray Edwards Principal, The Edwards Group	2006	1, 2, 4
Ron Giddiens Investments Partner, D&G Consulting	2009	2
Tim Lancaster President and CEO Hendrick Health System	2013	2
Kade Matthews Ranching and Investments	1998	3
Johnny E. Trotter President and CEO Livestock Investors, Ltd.	2003	1, 3, 4

** Lead Director*



Front Row - Dennis Steckly, Clay Trumble, Mark Murray
Back Row - Larry Williams, Kay Berry, Gary D. Tucker, Jeff Casey

First Technology Services

Main Office:

Abilene

400 Pine St., Abilene, TX 79601 325.627.7195

First Technology Services, Inc. (FTS) is the shared services company for First Financial Bankshares, Inc. The Company's mission is to maximize efficiencies and control costs for common functions within the regions while providing the best possible customer service to our internal and external customers. FTS plays a key role in customer service functions within the regions through the customer call center and innovative technology for online banking, mobile banking, automatic bill pay services, backroom operations and other technology-based banking services. FTS provides more than 100 technology applications to the Company and its family of 12 regions and the Trust Company. Services include check processing, deposit operations, a help desk, desktop support, network services, server support, software support, information security, computer operations, business continuity planning, loan and credit operations, loan document preparation and the corporate call center.

SENIOR OFFICERS

Gary D. Tucker
President and CEO

Kay Berry
Senior Vice President
Deposit Operations

Jeff Casey
Senior Vice President
Alternative Delivery Channels

Mark Murray
Senior Vice President
Customer Service

Dennis Steckly
Senior Vice President
Production Services

Clay Trumble
Senior Vice President
Credit Administration

Larry Williams
Senior Vice President
Infrastructure Services

DIRECTORS

Gary L. Webb
Chairman of the Board
First Technology Services, Inc.
Executive Vice President
Operations
First Financial Bankshares, Inc.

Gary D. Tucker
President and CEO
First Technology Services, Inc.

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

DIRECTORS (continued)

Ronald D. Butler II
Executive Vice President and
Chief Administrative Officer
First Financial Bankshares, Inc.,
Chairman and CEO
First Financial Bank, Abilene Region

J. Bruce Hildebrand
Executive Vice President and
Chief Financial Officer
First Financial Bankshares, Inc.

Michael L. Boyd
Chairman, President and CEO
First Financial Bank, San Angelo Region

Jay Gibbs
Chairman, President and CEO
First Financial Bank, Weatherford Region

Mike Mauldin
Chairman, President and CEO
First Financial Bank, Hereford Region

Trent B. Swearengin
President and CEO
First Financial Bank, Eastland Region

Les Mariotti
Senior Vice President and
Chief Financial Officer
First Financial Bank, Southlake Region
First Financial Bank, Weatherford Region

Ron Giddiens
Investments
Partner, D&G Consulting

Tim Lancaster
President and CEO
Hendrick Health System


FIRST
TECHNOLOGY
SERVICES



Left to Right - Wayne Chowning, Bradley D. Brown, David Castleberry, Richard Young, Barbara Hill, David Byrd, Konrad S. Halbert, Kirk W. Thaxton

First Financial Trust & Asset Management Company

First Financial Trust & Asset Management Company enjoyed another very successful year. Total assets under management at year end had a book value of $2.46 billion, a 10.4 percent increase from $2.23 billion at the end of 2012. The market value of the total assets was $3.36 billion, an increase of $509 million or 17.9 percent from $2.85 billion in 2012. For the year the Trust Company's fee income increased 12.8 percent to $16.3 million from $14.5 million, and net earnings after tax increased 18.5 percent to $6.1 million from $5.2 million in 2012.

The Company's investment performance continued to remain strong led by the core domestic and the equity income portfolios, which had returns for the year of 34.26 percent and 32.75 percent, respectively.

We were very pleased that Walter G. Riedel, III, President and CEO of the Nelda C. & H. J. Lutcher Stark Foundation, Orange, Texas, and advisory board member of First Financial Bank, Southeast Region, joined the Trust Company's board of directors in July 2013. Walter is an excellent addition to the Board with his accounting, investment and foundation experience.

Trust Assets (in millions)


2009 $1,664
2010 $1,783
2011 $1,912
2012 $2,233
2013 $2,465

Trust Fees (in millions)


2009 $9.08
2010 $10.81
2011 $12.67
2012 $14.46
2013 $16.32

Trust Net Income (in millions)


2009 $2.631
2010 $3.254
2011 $4.176
2012 $5.183
2013 $6.142

SENIOR OFFICERS

Kirk W. Thaxton
Chairman, President and CEO

David Byrd
Executive Vice President
Manager, San Angelo

David Castleberry
Executive Vice President
Manager, Stephenville

Konrad S. Halbert
Executive Vice President
Manager, Fort Worth

Barbara Hill
Executive Vice President
Manager, Odessa

Richard Young
Executive Vice President
Manager, Abilene

Bradley D. Brown
Senior Vice President
Manager, Beaumont/Orange

Wayne Chowning
Senior Vice President
Manager, Sweetwater

Larry Cleveland
Senior Vice President
Manager, Operations

Christopher N. Montoya
Senior Vice President
Manager, Equities

David B. Pitzer
Senior Vice President
Manager, Real Property

Bill Rowe
Senior Vice President
Manager, Fixed Income

SENIOR OFFICERS (continued)

Randy Spiva
Senior Vice President
Manager, Oil & Gas

DIRECTORS

Kirk W. Thaxton
Chairman, President and CEO
First Financial Trust & Asset
Management Company, N.A.

Sarah Campbell
Portfolio Manager

Joe E. Canon, J.D.
Executive Director
Dodge Jones Foundation

David Copeland
President
Shelton Family Foundation

Ronnie Cox
Investments

F. Scott Dueser
Chairman of the Board,
President and CEO
First Financial Bankshares, Inc.

David F. Lupton
President
Angelo Glass & Mirror
Company, Inc.

Bill Parham
Boucher Morgan & Young CPAs

Walter G. Riedel, III
President and CEO
Nelda C. and H.J. Lutcher
Stark Foundation

ADVISORY DIRECTOR

John L. Beckham
Beckham Rector & Eargle LLP

FIRST FINANCIAL BANKSHARES, INC.™

400 Pine St., Abilene, TX 79601 | 325.627.7200 | www.ffin.com